PTopp@gibsondunn.com

January 15, 2008

VIA EDGAR AND FACSIMILE

(213) 229-7966                                                                                                                                                              C 41731-00005

(213) 229-6966

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:            Herbst Gaming, Inc.

                 Forms 10-Q for the quarters ended June 30 and March 31, 2007

                 File No. 333-71094

Dear Ms. Cvrkel:

On behalf of Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated December 13, 2007, regarding the above-referenced filings (the “Comment Letter”).  Your comment from the Comment Letter is set forth below, followed by the Company’s related response.

Form 10-Q for the quarters ended June 30 and March 31, 2007

1.                                     We note during the quarters ended June 30 and March 31, 2007, you acquired certain gaming assets of the Primadonna Company and the outstanding securities of the Sands Regent, respectively, for a cash purchase price of approximately $400 and $150 million, respectively.  We also note that as a result of such acquisitions, you allocated the excess of cost over the fair value [of] net assets acquired of $186 and $98 million to goodwill related to the Primm and Sands Regent Acquisitions, respectively.  Please tell us what consideration management gave to the existence of intangible assets meeting the recognition criteria in paragraph 39 of SFAS No. 141 and why it appears that you believe no amounts were required to be allocated to intangible assets other than to goodwill.  We may have further comment upon receipt of your response.

A third-party valuation firm has been engaged by the Company to value the assets acquired in the Primm and Sands Regent Acquisitions and to assist the Company in finalizing the allocation of each purchase price paid.  As the Company disclosed in Note 2 of its Form 10-Q for each of the periods ended March 31, 2007 and June 30, 2007, this valuation and allocation process is not yet complete, and in the absence of more definite valuations of the intangible assets acquired pursuant to the Primm and Sands Regent Acquisitions, the Company allocated the excess of cost over the fair value of net assets acquired entirely to goodwill.  As of March 31, 2007 and June 30, 2007, and as of the date of this letter, the Company has not received any preliminary information regarding the valuation or allocation to intangible assets and goodwill of the acquired entities.  As such, during the period between the Primm and Sands Regent Acquisitions and the date of this letter, the Company has been unable to update its estimate of the intangible assets and goodwill acquired.

In addition, the value of intangibles, particularly the value assigned to customer lists and non-compete agreements, varies greatly depending on location.  While the Company does have current casino operations in Nevada, these properties were self-constructed and, therefore, do not provide comparable information for use in developing a preliminary estimate of the intangibles that might result from the Primm and Sands Regent Acquisitions.  Additionally, as there are no restrictions on the number of gaming licenses available in the state of Nevada, there is usually no value assigned to license rights for properties acquired there.  The Company’s properties in the states of Iowa and Missouri do not provide comparable information since customer relationships and license values are dependent on patterns of local customer play and gaming regulations.

After completion of the valuation and allocation process for both the Primm and Sands Regent Acquisitions, the Company will disclose the nature of the other intangibles acquired as well as whether they are amortizable, and if so, over what period of time.  The Company expects this valuation and allocation process to be completed by the end of January 2008 and will be included in the Company’s 2007 year end audit and 10K filing.

2.                                     Further, although you disclose that the allocations for the purchase price for the Primm and Sands Regent Acquisitions are subject to change based on a final valuation of the assets acquired and liabilities assumed, you are also required to disclose the reasons for why the purchase price allocation has not been finalized (e.g. pre-acquisition contingencies) and the timing of when the allocation is expected to be finalized or pre-acquisition contingencies will be resolved.  In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed.  Refer to paragraph 51h of SFAS No. 141.

As mentioned above, a third-party valuation firm has been engaged by the Company to value the assets acquired in the Primm and Sands Regent Acquisitions and to assist in the allocation of the purchase price paid.  These acquisitions were both fairly large, included multiple locations and significant real property and as a result, the valuation and allocation process is taking a significant amount of time to complete.  The Company anticipates the valuation and allocation process for the Primm and Sands Regent Acquisitions will be completed by the end of January 2008 and the final allocation of each purchase price paid will be included in the financial statement for the Company’s fiscal year ended 2007 to be filed with the Company’s 10K for that period.  In each case, the Company shall disclose the nature and amount of any material adjustments made to the initial allocation of the relevant purchase price in accordance with paragraph 51h of SFAS No. 141.

3.                                     In addition, you are required to disclose in the period for which a material business combination is completed the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill in accordance with paragraph 51c of SFAS No. 141.

The primary reasons for the Primm and Sands Regent Acquisitions were to diversify and strengthen the Company’s base business in the state of Nevada.  These acquisitions increase the Terrible’s brand across the state as the Sands Regent properties are all located in Northern Nevada and the Primm properties are located in Southern Nevada.  The Company believes that the goodwill is attributable to future growth opportunities afforded by these properties as well as the enhancement and diversification of the Company’s base business within the state of Nevada, along with gaming licenses, customer base and local infrastructure in new markets.

The Company will include this information in the notes to its financial statement for the fiscal year end 2007 to be filed with the Company’s 10K for the fiscal year end 2007.

In connection with these comments, attached to this letter as Exhibit A is an acknowledgment of the Company.

We appreciate the Staff’s responsiveness with respect to the Company’s proposals and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (213) 229-7966.

Sincerely,

/s/ Paytre Topp

Paytre Topp

PRT/rmt

cc:           Jean Yu, Securities and Exchange Commission (copy contained herewith)

                Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)

                Michael Clark, Herbst Gaming, Inc. (via electronic mail)

                Jonathon Wyndham, Deloitte & Touche LLP (via electronic mail)

                Tom Walker, Deloitte & Touche LLP (via electronic mail)

                Karen Bertero, Gibson, Dunn & Crutcher LLP (via electronic mail)

                Andrew Cheng, Gibson, Dunn & Crutcher LLP (via electronic mail)

EXHIBIT A

Acknowledgment of Company

•       The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•       Comments of the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

s/ Mary E. Higgins
Name:	Mary E. Higgins
Title:	Chief Financial Officer